TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER RE-ESTABLISHES AT-THE-MARKET FACILITY

Vancouver, BC, October 15, 2021 - Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) ("Great Panther" or the "Company"), a growing gold and silver producer focused on the Americas, announces that it has entered into an At-the-Market Offering Agreement (the "ATM Agreement") of up to $25 million (the "Offering" or "ATM Facility") dated October 15, 2021, with H.C. Wainwright & Co., LLC (the "Agent"). This offering replaces the Company's prior US$25 Million At-the-Market offering, which expired on August 3, 2021.

An At-The-Market offering is a valuable tool to have in place in order to access the public market at market prices with significantly reduced costs. The Company can determine, at its sole discretion, the date, price and number of common shares of Great Panther ("Common Shares") to be sold through the Agent under the ATM Facility. The Common Shares will be distributed at prevailing market prices from time to time. Sales of the Common Shares will be made in "at-the-market distributions", as defined in National Instrument 44-102, directly on the NYSE American Stock Exchange ("NYSE American") or on any other existing trading market in the United States. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada.

The Company is not required to sell any Common Shares during the term of the ATM Facility, therefore total gross proceeds from the ATM Facility could be significantly less than US$25 million. The ATM Agreement does not restrict the Company from conducting other financings.

The Company intends to use the net proceeds of the Offering, if any, for the Company's operational and capital expenditures, debt repayment, to maintain its working capital balances and for general corporate purposes.

The TSX has conditionally approved the ATM Facility. The Common Shares under the ATM Facility have been approved for listing by the NYSE American, subject to notice of issuance.

The Company will pay to the Agent a placement fee for Common Shares sold under the ATM Agreement and will reimburse certain expenses of the Agent. The Offering will be made by way of a prospectus supplement dated October 15, 2021 (the "Prospectus Supplement") to the Company's existing Canadian short-form base shelf prospectus (the "Canadian Base Shelf Prospectus") and U.S. registration statement on Form F-10, as amended (File No. 333-258604) (the "U.S. Registration Statement"), each dated September 10, 2021. The U.S. Registration Statement was declared effective by the United States Securities and Exchange Commission (the "SEC") on September 13, 2021. The Prospectus Supplement has been filed with the British Columbia Securities Commission, as principal regulator of Canada, and the SEC. The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is filed with Canadian securities regulators on SEDAR at www.sedar.com. The U.S. Prospectus Supplement (together with the related U.S. Registration Statement) is available on the SEC's website at www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) whether the Company will issue Common Shares under the ATM Facility, and (ii) if the Company issues shares pursuant to the ATM Facility, the amount of any proceeds and the anticipated use of such proceeds.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Tucano, in 2021 occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; stable prices for energy inputs, labour, materials, supplies and services (including transportation) and closure obligations; that all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, and Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further infill drilling at TAP C, may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource for the TAP C deposits and the Company is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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